UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Diversified Restaurant Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25532M 10 5
(CUSIP Number)

Michael T. Raymond
Dickinson Wright, PLLC
2600 W. Big Beaver Rd., Suite 300
Troy, Michigan 48084-3312
248-433-7274

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2013 (See Introduction)
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25532M 10 5
1.	NAMES OF REPORTING PERSON T. Michael Ansley
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	15,076,600 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	11,172,600 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,076,600 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	79.5%
14.	IN

Introduction

This Schedule 13D is being filed by T. Michael Ansley (“Mr. Ansley” or the “Reporting Person”) with respect to the common stock, par value $0.0001 per share (“Common Stock”) of Diversified Restaurant Holdings, Inc. (the “Issuer”).

The Reporting Person is the founder, Chief Executive Officer, President, and Chairman of the Board of Directors of the Issuer.  At all times since the Issuer’s incorporation, the Reporting Person has been in control of the Issuer through his direct beneficial ownership of more than 50% of the Issuer’s outstanding Common Stock.  On December 31, 2009, the Reporting Person filed a Schedule 13G in reliance upon Rule 13d-1(d), disclosing beneficial ownership of 11,143,500 shares of Common Stock which at the time represented 59.04% of the Issuer’s outstanding shares.  Presently, the Reporting Person has direct beneficial ownership of 11,113,600 shares of Common Stock, indirect beneficial ownership of 9,000 shares of Common Stock as a custodian under the Uniform Gifts to Minors Act, and beneficial ownership of 50,000 shares of Common Stock through stock options exercisable within 60 days of February 8, 2013 until July 31, 2016.

Thomas D. Ansley is the father of the Reporting Person and a founding partner of the Issuer, and he currently owns 1,356,500 shares of Common Stock.  Jason T. Curtis is the Chief Operating Officer of the Issuer and he currently owns 900,000 shares of Common Stock.  Steve Menker is the IT Director of the Issuer and he currently owns 900,000 shares of Common Stock.  Lastly, Mark Ansley is the brother of the Reporting Person and a managing partner of the Issuer, and he currently owns 747,500 shares of Common Stock.  These four individuals are hereinafter referred to as the “Granting Shareholders.”

The Granting Shareholders and Mr. Ansley entered into an agreement, dated January 31, 2013, set forth as Exhibit 1 to this Schedule 13D.  Each Granting Shareholder has executed and delivered to Mr. Ansley a voting proxy allowing him to vote all of their shares in his sole discretion.  As a result of receiving such additional voting power, the Reporting Person’s beneficial ownership of Common Stock has increased by 3,904,000 shares to a total of 15,076,600 shares.  The Granting Shareholders and Mr. Ansley have not formed a “group” for purposes of Section 13(d).  The parties have not “agree[d] to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer” within the meaning of Rule 13d-5(b)(1).  Rather, the Granting Shareholders have granted Mr. Ansley complete discretion to vote their shares as he sees fit and without any need for their consultation and without common action.

Item 1.  Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer.  The address of the principal executive offices of the Issuer is 27680 Franklin Road, Southfield, Michigan 48034.

Item 2.  Identity and Background

(a), (b) and (c): This statement is being filed by Mr. Ansley, who is the Chief Executive Officer, President, and Chairman of the Board of Directors of the Issuer.  His business address is that of the Issuer’s stated above.

(d) and (e): During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

Mr. Ansley’s beneficial ownership of Common Stock increased by 3,904,000 shares to a total of 15,076,600 shares as a result of the voting proxies granted to him by four other shareholders: Thomas D. Ansley, the father of the Reporting Person who currently owns 1,356,500 shares of Common Stock; Jason T. Curtis, the Chief Operating Officer of the Issuer who currently owns 900,000 shares of Common Stock; Steve Menker, the IT Director of the Issuer who currently owns 900,000 shares of Common Stock; and Mark Ansley, the brother of the Reporting Person and an employee of the Issuer who currently owns 747,500 shares of Common Stock.

The voting proxies were granted to Mr. Ansley so that he might vote the shares of these four individuals in his sole discretion.  The relationship between these four individuals and Mr. Ansley, including the terms under which such voting proxies may be rescinded or revoked, is governed by an agreement set forth as Exhibit 1 to this Schedule 13D.

Item 4.  Purpose of Transaction

The sole purpose of granting the voting proxies to Mr. Ansley was to give him voting control over the subject securities and enhance his existing voting control over the Issuer.

Item 5.  Interest in Securities of the Issuer

(a)
The Reporting Person beneficially owns the number of shares of Common Stock reflected in Column 1 of the table below next to his name.  Column 2 shows the percentage that such number of shares bears to 18,952,700, which is the total number of shares reflected as outstanding on the Issuer’s Quarterly Report on Form 10-Q for the period ended September 23, 2012.

	Column 1 Number of Shares	Column 2 Percentage of Shares Outstanding
T. Michael Ansley	15,076,600	79.5%

(b)	The following table summarizes sole and share voting and dispositive power of the Reporting Person.

	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition of	Shared Power to Dispose or Direct the Disposition of
T. Michael Ansley	15,076,600	0	11,172,600	0

(c)	None.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Under the terms of the agreement set forth as Exhibit 1 to this Schedule 13D, Mr. Ansley was granted a voting proxy by each of the four Granting Shareholders that enables him to vote their shares in his complete discretion and as he deems appropriate.  The voting relationship is governed by the terms of an agreement, which is to remain in effect for seven years or until the Issuer is dissolved and wound up, if this should occur sooner.  After seven years or dissolution, the agreement will be terminated.

Each voting proxy remains in effect until the agreement is terminated.  The agreement is terminated between a Granting Shareholder and Mr. Ansley if the Granting Shareholder’s relationship (whether as an employee or independent contractor) with the Issuer is terminated.  The agreement is also terminated with respect to any shares of Common Stock that a Granting Shareholder sells or transfers.  In either event, the agreement and the voting proxies between Mr. Ansley and the remaining Granting Shareholders and the Issuer’s shares maintained by them would remain in effect.

Item 7. Material to be Filed as Exhibits

Exhibit 1.	Voting Agreement, dated January 31, 2013, by and among T. Michael Ansley, Thomas D. Ansley, Jason T. Curtis, Steve Menker, and Mark Ansley.

Signature.  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ T. Michael Ansley	February 8, 2013
T. Michael Ansley